UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,
Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Changes in Company’s Certifying Accountant.

Termination of Previous Independent Registered Public Accounting Firm

On April 30, 2024, Luokung Technology Corp., a British Virgin Islands exempted company (the “Company”) and MSPC Certified Public Accountants and Advisors (the “Former Auditor”) mutually elected not to continue the engagement of the Former Auditor serving as the Company’s independent registered public accounting firm. The termination of the engagement of the Former Auditor was approved by the Audit Committee of the Company’s Board of Directors.

The principal accountant’s report of the Former Auditor on the financial statements of the Company as of and for the fiscal years ended December 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The Former Auditor was engaged since November 10, 2021.

From November 10, 2021 through the date of termination, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference to the subject matter of the disagreement(s) in connection with its report to the subject matter of the disagreement; and (ii) there were no “reportable events” of the type described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the disclosures in this report to the Former Auditor have requested that the Former Auditor furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been filed as an exhibit to this report as Exhibit 16.1.

Appointment of New Independent Registered Public Accounting Firm

On April 30, 2024, MRI Moores Rowland LLP (the “New Auditor”), was appointed as the Company’s independent registered public accounting firm upon the approval of the Audit Committee, to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2023.

During the two most recent fiscal years and the subsequent interim period through April 30, 2024, neither the Company nor anyone on its behalf consulted with the New Auditor regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that New Auditor concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and its related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Financial Statements and Exhibits

Exhibits.

Number
16.1	Letter of MSPC Certified Public Accountants and Advisors dated April 30, 2024, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2024

Luokung Technology Corp.

By:	/s/ Xuesong Song
Name:	Xuesong Song
Title:	Chief Executive Officer

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